EnCana Corporation
EnCana on 8th                                   tel: (403) 645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5               www.encana.com

July 5, 2005

To:	Alberta Securities Commission	Newfoundland Department of Government
	British Columbia Securities Commission	Services and Lands, Securities Division
	Saskatchewan Securities Commission	Nova Scotia Securities Commission
	The Manitoba Securities Commission	Prince Edward Island, Securities Division
	Ontario Securities Commission	Northwest Territories, Registrar of Securities
	Autorité des marchés financiers	Nunavut Territory, Registrar of Securities
	New Brunswick Office of the Administrator	Yukon Territory, Registrar of Securities
of Securities

cc:	Toronto Stock Exchange (via SEDAR filing)
The Canadian Depository for Securities Limited (via fax)

Re:	EnCana Corporation
Notice of Meeting for the Holders of 5.95% Medium Term Note Debentures
Due June 2, 2008 (the “5.95% Noteholders”) and Notice of Record Date

     We advise the following with respect to the above-referenced Meeting of the 5.95% Noteholders of EnCana Corporation:

1.	Meeting Type	Special
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	5.95% Noteholders
3.	CUSIP Number	01286Z AE 5
4.	Record Date for Notice	July 7, 2005
5.	Beneficial Ownership Determination Date	July 7, 2005
6.	Meeting Date	August 8, 2005
7.	Meeting Location	Calgary, Alberta
8.	Routine Business Only	No

Per:	“Linda H. Mackid”
Linda H. Mackid, Assistant Corporate Secretary